Xunna Information Technology Inc.
2 Fufeng Rd
Xinghuo Sci-Tech Building, Floor 26
Fengtai District, Beijing, PRC
775-851-7397 or 775-201-8331 fax

United States	December 7, 2011
Security & Exchange Commission
Division of Corporate Finance
Attn: Katherine Wray
100 F Street, N.E.
Washington, DC 20549

Re:
XUNNA Information Technology Inc.
Registration statement on Form S-1A4
File No: 333-175919
Enclosed is our response to your comments of November 9, 2011.  As per your request we are enclosing marked copies of the amendments to expedite your review.  Attached you will also find a copy of the “redlined” amendment for comparison purposes.

We look forward to hearing back from you and we hope we responded appropriately to all your comments. Please feel free to contact us directly at 775-851-7397 or fax any response to 775-201-8331 or email to Jsmith@howtogopublic.net.

Sincerely;

s/s Xiangying Meng
Xiangying Meng
President

Re: Xunna Information Technology Inc.
Amendment No. 3 to Registration Statement on
Form S-1 Filed October 24, 2011
File No. 333-175919

Dear Mr. Meng:

We have reviewed your amended registration statement and response letter, and we have the following comments. References to prior comments are to those contained in our letter dated October 14, 2011.

General

1.	We refer to prior comments 12 and 13 regarding PRC governmental approvals or licenses needed to operate your planned business in the PRC, as well as the effect of applicable PRC regulations relating to foreign ownership of your company. In response, you advise that there are “no governmental restrictions or regulations that would affect [y]our planned operations,” and that “there are no issues [presented] regarding foreign or domestic investors.” It is unclear how you reached these conclusions, given that you are a Nevada company with your principal offices in the PRC, that you plan to conduct Internet-related business directly with Chinese clients, and that you are conducting an offering of securities in the United States.

Please provide supporting analysis for your conclusions that no PRC governmental approvals or licenses will be required to conduct your planned business and that foreign investment in the company will not pose any challenges to your planned business. Tell us the specific PRC laws and regulations considered, and how you concluded they are not applicable to the company. In addition, tell us whether you have consulted with PRC counsel regarding your planned business. If so, tell us whether your conclusions are based on an opinion of PRC counsel. If not, tell us what consideration you gave to consulting PRC counsel on these matters.

Response:  See legal opinion from Beijing Beiyuan Law Firm

2.
Further to the above comment, we note several PRC legal requirements and/or restrictions that appear potentially applicable to your company and business as currently contemplated. In this regard, please address the following:

•
The PRC Companies Law requires foreign companies (i.e., companies incorporated outside of the PRC) wishing to establish a branch within the PRC to submit an application to relevant authorities to obtain a business license and to comply with various requirements, potentially including minimum capital requirements. See Chapter XI of the Companies Law. Please tell us whether you have obtained, or intend to obtain, a business license from the relevant PRC authorities, or explain why you believe you may operate legally in the PRC without such a license. Tell us whether there are minimum capital requirements applicable to the company and whether you are in compliance with any such requirements.

Response: See legal opinion from Beijing Beiyuan Law Firm.

•
Further, as you may be aware, the PRC restricts foreign (non-PRC) ownership of internet-based businesses in China. See the Catalogue for the Guidance of Foreign Investment Industries, Catalogue of Restricted Foreign Investment Industries. Please tell us how you believe your ownership structure will comply with these restrictions following your initial public offering in the United States, or explain to us specifically why you believe the PRC foreign ownership requirements will not apply to Xunna.

Response: Please see the legal opinion from Beijing Law Firm Under Catalogue for the Guidance of Foreign Investment Industries, there are three categories: encouragement, limitation and prohibition.  the provision related to internet is stated under …Based on this Catalogue and practice, website design and building service is not within the scope.  It is common sense that it is allowed for a kind of business and no special approval is required as long as there is no limitation or prohibition provision for this kind of business.  So there is no special requirement for foreign ownership.

•
As you may be aware, the PRC’s Ministry of Industry and Information Technology (MIIT) is responsible for the regulation and development of the Internet and software industries, among other industries. Given that you intend to provide PRC small businesses with Internet building services, including website development, it appears that your proposed business would be subject to regulation by MIIT. Please tell us whether you believe that Xunna’s business will be subject to regulation by MIIT, and if so, describe the applicable MIIT regulations and how you comply, or plan to comply, with them. If you believe Xunna will not be subject to MIIT regulations, provide support for this belief.

Response: Please see the legal opinion from Beijing Law Firm

Again, Xunna is conducting website design and building service rather than internet service, exactly to speak, it is kind of technology service, which is nothing different from other technology service. Regarding what content will be allowed to put in the website or not and how to comply with the applicable MIIT regulations, it is client's responsibility and liability rather than Xunna's.

Outside Front Cover Page of the Prospectus

3.
We re-issue prior comment 2, as the outside front cover page continues to be longer than a single page. Please revise. Note that much of the information presented on pages 3 and 4 is required to be presented on the outside front cover page. Refer to Item 501(b) of Regulation S-K.

Response:  this has been revised and it appears correct on the web site as well.  We adjusted the font so it would all fit.  Perhaps your copy is in larger font?

Risk Factors and Uncertainties

Risks Related to Doing Business in China, page 9 General

4.
Please review each risk factor and ensure that it is tailored to the company’s business and situation. For example, revise the references to decreasing your workforce on page 9 and receiving substantially all of your revenues in RMB on page 10 to reflect the current status of the company’s business and operations.

Response: revised

“Uncertainties with respect to the Chinese legal system...,” page 9

5.
Please clarify in what ways uncertainties with respect to the Chinese legal system could have a material adverse effect on the company. In this regard, we note your general statement: “We will generally be subject to laws and regulations applicable to foreign investment in China.” Revise to explain briefly how PRC laws and regulations applicable to foreign investment will affect Xunna. Provide a more detailed explanation of these laws and regulations in your “Governmental Regulations” section later in the prospectus, and consider cross-referencing that more detailed disclosure in your risk factor.

Response: Foreign investment in the PRC will be affected mainly by the revision of Catalogue for the Guidance of Foreign Investment Industries, the change of Foreign Investment Enterprise laws, and the change of tax laws and regulations in connection with foreign investment. Specifically for Xunna, if Catalogue for the Guidance of Foreign Investment Industries put website design and building service in the category of limitation or prohibition, Xunna will have to obtain applicable approvals; if resident office is cancelled as a kind of organization form to be chosen by foreign investment or company to do business in the PRC, Xunna has to obtain another legal organization form to do business in the PRC; if tax laws and regulations impose higher tax on foreign company or investor, Xunna will reduce its profitability or even lose money so as to retreat from the PRC.

“Governmental control of currency conversion...,” page 10

6.
In response to prior comment 5, you advise that Xunna has no subsidiaries, but your prospectus continues to make reference to your Chinese subsidiaries in this risk factor and elsewhere. Please revise.

Response:  revised

7.
We re-issue prior comment 6 regarding the reference in this risk factor to Xunna’s “affiliated entity.” Please describe this entity and your relationship with it, or remove the reference, as your response indicates you have done.

Response: revised

Selling Stockholders, page 20

8.
We note that the information presented in the selling stockholder table is presented as of July 26, 2011. Please ensure that this information is updated and accurately reflects the amount of shares held by each stockholder prior to the offering. See Item 507 of Regulation S-K.

Response:  revised

Governmental Regulation, page 25

9.
Further to comments 1 and 2 above, please revise this section to discuss the need for any PRC approvals or licenses in order to conduct your operations as planned, and discuss the status of obtaining any such approval or license. Refer to Item 101(h)(4)(viii) of Regulation S-K. If you believe that no PRC approvals or licenses are material to your business, please provide support for this determination.

Response:  see 1 and 2 response.

10.	Please ensure that you explain specifically how each of the referenced regulations applies to Xunna.

Response:  revised

11.
 In addition, we note that you discuss PRC laws and regulations applicable to dividend distributions from your PRC operating subsidiary, but you disclose elsewhere that you have no subsidiaries. Please revise.

Response: revised

Management’s Discussion and Analysis

Limited Operating History; Need for Additional Capital, page 29

12.
 In response to prior comment 16, you advise that you believe you have the “financial support necessary” to conduct your business over the next twelve months. Please provide support for this belief, given that you disclose that you had $27,445 in total assets as of June 30, 2011, and that you anticipate needing $100,000 to fund operations for the next year. We note your disclosure that Mr. Meng has verbally agreed to cover any shortfall. Please disclose, if accurate, that there is no binding agreement to this effect, and quantify the anticipated shortfall in the event that Mr. Meng is unable or unwilling to fund the company’s operations for the next twelve months.

Response:  revised and disclosed

Security Ownership of Certain Beneficial Owners and Management, page 32

13.	You indicate that the beneficial ownership information is presented as of July 26, 2011. Please present this information as of the most recent practicable date. See Item 403 of Regulation S-K.

Response:  revised

Financial Statements

14.
As you prepare your amended filing, consider Rule 8-08 of Regulation S-X as it pertains to the age of financial statements. Note that financial statements may not be as of a date 135 days or more before the date your registration is declared effective. In the event that you update your financial statements, please update related disclosure accordingly throughout the filing, including in Management’s Discussion and Analysis.

Response: financials have been updated

Signatures, page II-4

15.
We note that you have provided the appropriate preamble to the signature on behalf of the issuer at the top of this page, as requested in prior comment 18. Please remove the second preamble and signature on this page, as they are not required.

Response:  revised

16.
In addition, please revise to provide Mr. Meng’s signature in his individual capacity as principal executive, financial and accounting officer and director above the “Power of Attorney” language. In this regard, it is unclear why you need a power of attorney given that this power appears to be granted by Mr. Meng to himself.

Response:  deleted